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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                          US Industrial Services, Inc.

    ------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share

    ------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   90332T 10 6
    ------------------------------------------------------------------------

                                 (CUSIP Number)

                                 Douglas Gerrard
                           Deere Park Capital, L.L.C.
                         40 Skokie Boulevard, Suite 110
                           Northbrook, Illinois 60062
                          Telephone no. (847) 509-8500
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 21, 2000

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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 90332T 10 6
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1)       Name of Reporting Persons/I.R.S. Identification Nos. of Above
         Persons (entities only)
         Frank J. Fradella
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2)       Check the Appropriate Box if a Member of a Group
         (See Instructions)                                      (a) [ ]
                                                                 (b) [X]
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3)       SEC Use Only
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4)       Source of Funds (See Instructions)
         PF, OO
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5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) OR 2(e)                                           [ ]
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6)       Citizenship or Place of Organization
         United States
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                        7) Sole Voting Power
Number of                  4,840,207(1)
Shares                  ------------------------------------------------
Beneficially            8)      Shared Voting Power
Owned by                        -0-
Each                    ------------------------------------------------
Reporting               9)      Sole Dispositive Power
Person                          4,840,207(1)
With                    ------------------------------------------------
                        10)     Shared Dispositive Power
                                -0-
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11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         4,840,207(1)
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12)      Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)                  [ ]
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13)      Percent of Class Represented by Amount in Row (11)
         55.2%(1)
------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions)
         IN
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(1) Includes 3,337,929 shares subject to an option exercisable by Frank
    J. Fradella within 60 days of the date hereof.
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ITEM 1. SECURITY AND ISSUER.

     This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of US Industrial Services, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 40 Skokie Boulevard, Suite 110, Northbrook, Illinois 60062.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) This statement is filed by Frank J. Fradella, an individual who is the President and Chief Executive Officer of the Company ("Fradella").

     (b) The address of Fradella is 243 Evangeline Drive, Mandeville, Louisiana 70471.

     (c) Fradella's principal occupation is serving as President and Chief Executive Officer of the Company.

     (d) Fradella has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Fradella has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Fradella is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source and the amount of funds or other consideration used by Fradella in obtaining the shares of the Common Stock he purchased, as described herein, is as follows:

     On December 21, 2000, Fradella entered into a Stock Purchase Agreement (the "Purchase Agreement") with Deere Park Capital, L.L.C., an Illinois limited liability company ("Deere Park"), pursuant to which Fradella purchased 3,587,929 shares of Common Stock of the Company for an aggregate cash purchase price of $1,150,000. Fradella purchased 2,085,278 of such shares in his capacity as third party nominee for several unrelated investors who paid an aggregate of $668,332 for their shares.

     Fradella financed $300,000 of the purchase price for his shares ($481,480.90) with funds obtained from an individual unrelated to the Company. Pursuant to the unsecured promissory note issued by Fradella to such individual in connection with the financing, the entire principal amount plus interest at the rate of 7% per annum is due and payable on December 21, 2001. The remaining amount of the purchase price for Fradella's Common Stock was paid for out of Fradella's personal funds.

     The Purchase Agreement also provides for the grant of an option (the "Option") to Fradella to purchase an additional 3,337,929 shares of Common Stock from Deere Park, at a purchase price of $2,300,000, for a period of six months from December 21, 2000 subject to earlier





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termination in the event that (i) Fradella does not vote his shares with Deere
Park on any matter concerning the Company or (ii) Fradella and any person designated by him as a director of the Company do not cast their votes as directors of the Company with the directors of the Company designated by Deere Park. In addition, the option will terminate prior to June 21, 2001 in the event that the Company acquires positive working capital in an amount equal to or greater than $2,300,000.

ITEM 4. PURPOSE OF TRANSACTION.

     Fradella acquired his 1,502,278 shares of Common Stock of the Company and the Option from Deere Park for the purpose of sharing or obtaining control of the Company. In connection with the Purchase Agreement, Fradella acquired the right to designate a fourth director of the Company, pursuant to which he designated Richard Lancaster as a director on January 26, 2001. The current members of the Company's board of directors are Fradella and Mr. Lancaster as well as Allen S. Gerrard and James A. Chatz, each of whom was designated by Deere Park. Fradella currently has no plans to acquire additional equity in the Company, except his potential exercise of the Option and an option granted to him by the Company on October 3, 2000 in connection with his employment to purchase an additional 250,000 shares of Common Stock, exercisable in increments of 50,000 shares on an annual basis commencing on October 3, 2001. Fradella currently has no plans to dispose of some or all of his shares of Common Stock.

     Except as set forth above, Fradella has no plans or proposals which relate to or would result in any of the following:

     (a) The acquisition of additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

     (c) A sale or transfer of a material amount of assets of the Company;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to those enumerated above.




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     Any decision by Fradella in the future to take any such actions with respect to the Company or its securities will depend upon several factors, including the prospects of the Company, general market and economic conditions and other factors deemed relevant.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The aggregate percentage of shares of Common Stock reported owned by Fradella is based upon 8,763,978 shares outstanding, which is the total number of shares of Common Stock outstanding on July 31, 2000, as reported by the Company in its Form 10-QSB for the period ended June 30, 2000, filed with the Securities and Exchange Commission on August 21, 2000. Fradella beneficially owns 4,840,207 shares of Common Stock, representing approximately 55.2% of the number of issued and outstanding shares of Common Stock as of July 31, 2000.

     (b) Fradella has the sole power to vote and dispose of all of the shares of Common Stock beneficially owned by him, except the 3,337,929 shares subject to the Option with respect to which he has no voting or investment power.

     (c) Other than the acquisition of the shares of Common Stock pursuant to the Purchase Agreement described in item 3 above, Fradella has not engaged in any transactions in the Common Stock within the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As described in Item 3 of this Schedule 13D, the Purchase Agreement (attached hereto as Exhibit 1) sets forth certain agreements between Fradella and Deere Park which gave rise to Fradella's acquisition of the shares of Common Stock beneficially owned by him, including the shares underlying the Option.

     Except as set forth in Item 3 of this Schedule 13D, Fradella has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     1. Purchase Agreement




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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2001



                                              /s/ Frank J. Fradella
                                              -------------------------
                                                  Frank J. Fradella




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                                  EXHIBIT INDEX

 Exhibit No.                Document

     1. Stock Purchase Agreement, dated December 21, 2000, between Deere Park Capital, L.L.C. and Frank J. Fradella (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K of US Industrial Services, Inc. filed with the Securities and Exchange Commission on January 5, 2001).